Code of Ethics

Rule 204A-1 under the Investment Advisors Act of 1940 (“Advisors Act”) requires all investment advisors registered with the Securities and Exchange Commission (“SEC”) to adopt a Code of Ethics that sets forth standards of conduct and requires compliance with federal securities laws.  The Code of Ethics is intended to reflect fiduciary principals that govern the conduct of Congress Asset Management (the Company) and its supervised persons in those situations where the Company acts as an investment advisor as defined under the Advisors Act in providing investment advice to clients (“advisory clients”).  The Code of Ethics is reviewed and signed by all new hires and annually thereafter by all supervised persons.

CODE OF CONDUCT

Updated February 28, 2008

CODE OF CONDUCT:

At all times, Congress employees should act with integrity, competence, dignity, and in an ethical manner when dealing with the public, clients, prospects and fellow employees.  Employees should practice and encourage others to practice in a professional and ethical manner that will reflect credit on Congress Asset Management. Employees should strive to maintain and improve their competence and the competence of others in the firm. Congress Asset Management and its employees will exercise reasonable care and exercise professional judgment. FUNDAMENTAL RESPONSIBILITIES:

Congress employees will at all times maintain knowledge of and comply with all applicable laws, rules and regulations of any government, government agency regulatory organization or licensing agency. Employees will be guided by the CFA Institute (formerly known as AIMR) Code of Ethics and Standard of Professional Conduct. Employees shall not knowingly participate or assist in any violation of such laws, rules or regulations and shall report any violations of the Code of Ethics promptly to the Chief Compliance Officer, Chairman, or President.